

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-mail
Michael Lawton
Chief Financial Officer
Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48106

      Re: **Domino's Pizza, Inc.**
              Form 10-K for Fiscal Year Ended January 1, 2012
              Filed February 28, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed March 16, 2012
              File No. 001-32242

Dear Mr. Lawton:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

Compensation for Chief Executive Officer, page 20

1.   We note your disclosure in the last paragraph on page 20 that "Mr. Doyle's annual salary was increased by the Compensation Committee from $750,000 to $800,000 on March 1, 2011." Furthermore, we note your disclosure in the third to last paragraph on page 21 of your definitive proxy statement that the Compensation Committee "determined to increase Mr. Doyle's annual base salary to $850,000 per year…effective March 1, 2011." Please clarify whether Mr. Doyle's salary was adjusted twice on or effective as of March 1, 2011, or once on March 11, 2011 and again effective as of another date.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Steve Goda
       Controller
       Domino's Pizza, Inc.